FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                        No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                        No            X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter submitted to the local exchange on December 30, 2004, regarding the date of the bondholders meeting to be held on February 4, 2005 and the respective notice of summons.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, December 30, 2004

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: The Acuerdo Preventivo Extrajudicial of Telecom Argentina S.A. with respect to

Series C Medium Term Notes Due 2002 (ISIN N° US87923AE01,

CUSIP N° 879273AE0)

Series E Medium Term Notes Due 2005 (ISIN N° XS0076226942)

Series 1 Medium Term Notes Due 2003 (ISIN N° XS010926086)

Series 2 Medium Term Notes Due 2004 (ISIN N° XS0131485624)

Series I Medium Term Notes Due 2004 (ISIN N° XS0096148779)

Series K Medium Term Notes Due 2002 (ISIN N° XS0099123712)

Series F Medium Term Notes Due 2007 (ISIN N° XS0076689024)

Series H Medium Term Notes Due 2008 (ISIN N° XS0084707313)

and

and other unsecured financial indebtedness

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“the Company” or “Telecom”).

In compliance with the determination of the Court that intervenes in the homologation of the Acuerdo Preventivo Extrajudicial of the Company, we attach a copy of the Notice where the Company informs of the summons to the bondholders meeting for the Notes issued by the Company, to be held in accordance to the terms of the Article 45 bis of the Law Nº 24.522 and amendments. Such meeting will take place on February 4, 2005 at 10:00 AM at the corporate building of the Company located at Alicia Moreau de Justo 50, Buenos Aires, Argentina.

We also inform that similar letters are being presented at the Comisión Nacional de Valores and the Mercado Abierto Electrónico.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

NOTICE

TELECOM ARGENTINA S.A. s/ACUERDO PREVENTIVO EXTRAJUDICIAL (OUT-

OF-COURT REORGANIZATION AGREEMENT)

Call for a Meeting under Section 45bis of Argentine Law No. 24,522

In compliance with the court resolution dated December 6, 2004 issued in the case “TELECOM ARGENTINA S.A. s/ACUERDO PREVENTIVO EXTRAJUDICIAL” (TELECOM ARGENTINA S.A. in re. OUT-OF-COURT RE-ORGANIZATION AGREEMENT) (File No. 47,345) issued by the National Commercial Court No. 19, Judge Adela N. Fernández, Secretariat No. 38, secretary Federico S. Johnson, located at Marcelo T. de Alvear 1840, Ground Floor, City of Buenos Aires, Argentina (the “Court”), notice is hereby provided for five (5) days to the holders of the following outstanding notes currently in circulation issued by Telecom Argentina S.A. (“Telecom”): Series C Notes bearing interest at 12% due in 2002 for a total original principal amount of US$ 200,000,000 (ISIN No. US879273AE001, CUSIP No. 879273AE0), Series E Notes bearing at a rate of LIBOR + 3.125% due in 2005 for a principal amount of US$ 100,000,000 (ISIN No. XS0076226942), Series F Notes bearing interest at 8.875% due in 2007 for an original principal amount of Italian lira 400,000,000,000 (ISIN No. XS0076689024), Series H Notes bearing interest at 10% (until March 2000) and at LIBOR + 1.25% (until due date) due in 2008 for an original principal amount of Italian lira 400,000,000,000 (ISIN No. XS0084707313); Series I Notes bearing interest at 8.375% due in 2004 for a principal amount of Euro 200,000,000 (ISIN No. XS0096148779); Series K Notes bearing interest at 7.25% due in 2002 for a principal amount of Euro 250,000,000 (ISIN No. XS0099123712), Series 1 Notes bearing interest at 7.625% due in 2003 for a principal amount of Euro 250,000,000 (ISIN No. XS010926086), Series 2 Notes bearing interest at 9.50% due in 2004 for a principal amount of Euro 190,000,000 (ISIN No. XS0131485624); (together, the “Outstanding Notes”) that, according to the provisions of Section 45bis of Argentine Law No. 25,522, a meeting has been convened for all Series of Outstanding Notes (the “Meeting”) to be held on February 4, 2005, at the legal domicile of Telecom Argentina S.A., located at Av. Alicia M. de Justo 50, Ground Floor, City of Buenos Aires, 10 a.m. Buenos Aires time, in order to consider the following Agenda:

1)	Designation of two persons to execute the minutes of the Meeting along with the person to be appointed by Telecom to preside over the Meeting.

2)	Consideration of the Out-of-Court Reorganization Agreement proposed by Telecom and election of option(s) if the proposal is accepted.

Notes:

1)	The Outstanding Notes were issued under the following Trust Indentures:

a)	Series C: Indenture dated November 15, 1995.

b)	Series E, F, H and I: Indenture dated September 1, 1994, as amended.

c)	Series K: Indenture dated April 25, 1997, as amended.

d)	Series 1 and 2: Indenture dated March 8, 2000.

2) Telecom’s out-of-court-reorganization (the “Proposal”) is included in the document named “Acuerdo Preventivo Extrajudicial” executed by Telecom on August 26, 2004, and its schedules, including the Solicitation Statement dated June 22, 2004 (as amended on July 9, 2004) and the form of Indenture, which are available at Telecom’s web page (http://telecom.com.ar/reestructuracion/default.htm) and in Telecom’s legal domicile located at Av. Alicia M. de Justo 50, City of Buenos Aires, Argentina. These documents are also available at the Court’s offices and at the New York offices of Marval, O’Farrell & Mairal, at 509 Madison Avenue, Suite 506, New York, NY, 10022-5501, USA.

3) In accordance with the Court resolution calling the Meeting, the Meeting shall be presided over by a person to be appointed by Telecom for this purpose. Two inspectors appointed by the Court, Mr. Mario E. Kaminker and Mr. Jorge D. Grispo, domiciled in Avenida Carlos Pellegrini 961, 5 floor, Buenos Aires, Argentina, shall also be present. There will be only one deliberation but there will be a vote for each of the Series of the Outstanding Notes in a successive and independent manner.

4) For purposes of registration to attend the Meeting, the holders of the Outstanding Notes shall present and submit on or before January 31, 2005, from 10 a.m. to 12 a.m. and from 3 p.m. to 5 p.m., Buenos Aires time, in Telecom Argentina S.A.’s legal domicile located at Av. Alicia M. de Justo 50, 13 floor, City of Buenos Aires, Argentina, the following documentation:

a)	A noteholders’ meeting registration form duly completed and executed, available at Telecom’s web page (http://telecom.com.ar/reestructuracion/default.htm) and at Telecom’s legal domicile mentioned above;

b)	in the event of attendance in person: the attendee must deliver a certificate issued in its name by (i) Caja de Valores S.A. (Argentine securities depository system) pursuant to Section 4(e) of Argentine Decree 677/01; or (ii) a non-Argentine securities depository system (DTC, Euroclear or Clearstream, Luxemburg), evidencing the registered participant’s ownership in said system, in respect of the Outstanding Notes. The abovementioned certificates must state the ownership, quantity, amount of the Series’ Notes in question, account number and that the Notes are blocked. Registered participants in the securities depositary system may, upon presentation of evidence of their status as registered participants and at their client’s request, issue a certificate allowing their clients to attend the Meeting; and

c)	in the event of attendance through a representative: the representative must deliver (i) the certificate/s described in (b) above; and (ii) a power-of-attorney granted by the principal, expressly providing the representative with sufficient powers to attend and vote at the Meeting, and a written statement as to the vote cast by the holder of the Outstanding Notes, and reference to the option(s) chosen if the Proposal is accepted. The Letters of Transmittal that contain irrevocable powers-of-attorney in favor of The Bank of New York and the Associazione per la Tutela degli Investitori in Titoli Argentini (that contain the vote and the option’s election), that are filed with the Court’s File, shall be registered to attend the Meeting, once the respective noteholders’ meeting registration forms are received, and according with the evidence of ownership of the principal arising out of the relevant individual or plural documentation. The Letters of Transmittal may be consulted by any interested person at the Court’s location.

5) All documents and certificates to be submitted at the Meeting that were executed in Argentina must be submitted and delivered with the signatures attested by a public notary whose signature has been authenticated by the Association of Public Notaries (Colegio de Escribanos) of the corresponding jurisdiction, if the public notary is from a jurisdiction in Argentina other than the City of Buenos Aires. All documents executed outside Argentina must be delivered with the signatures attested by a public notary and legalized by either the “Apostille” of the Hague Convention of 1961 or by the pertinent Argentine Consulate and the Ministry of Foreign Affairs and Cult of the Argentine Republic. In addition, all documents executed in a language other than Spanish must be translated into Spanish by an Argentine public translator whose signature has been legalized by the Association of Public Translators of the City of Buenos Aires (Colegio de Traductores Públicos de la Ciudad de Buenos Aires).

6) The holders of Outstanding Notes are hereby notified that: (a) the failure to duly provide notice of attendance in proper time and form shall result in the loss of the right to attend and participate at the Meeting; and (b) the Outstanding Notes held by those holders who do not attend the Meeting or who attend the Meeting and abstain from voting, shall not be computed for purposes of calculating the majorities required by law for the endorsement of the Out-of-Court Reorganization Agreement.

7) The holders of the Outstanding Notes are hereby notified that only those who have been duly registered to participate in the Meeting will be admitted thereto.

8) The minutes of the Meeting and the result of the vote obtained at such meeting shall be notarized before a notary public and filed with the Court.

Telecom shall adopt all measures necessary to ensure compliance with the legal requirements imposed by applicable law, including the securities laws of the Republic of Argentina and any other applicable jurisdiction.

Buenos Aires, December 22, 2004.

Amadeo R. Vázquez, President

This notice relates solely to the Meeting to be convened under Argentine law at the request of the Court. The Acuerdo Preventivo Extrajudicial was executed by Telecom on August 26, 2004. This notice is not a solicitation of consents to execute the Acuerdo Preventivo Extrajudicial pursuant to the Solicitation Statement. Reference to the Solicitation Statement is included as a matter of record and for informational purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 30, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director